Exhibit 99.1

Stellantis and Samsung SDI to Form Joint Venture for Lithium-Ion Battery Production in North America

•Will be one of multiple battery plants dedicated to Stellantis electric vehicle production in region
•New battery plant to have an initial annual production capacity of 23 gigawatt hours, ability to increase up to 40 gigawatt hours
•Plant targeted to start in 2025

AMSTERDAM, October 22, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) and Samsung SDI today announced that their companies have entered into a memorandum of understanding to form a joint venture to produce battery cells and modules for North America. Targeted to start in 2025, the plant aims to have an initial annual production capacity of 23 gigawatt hours, with the ability to increase up to 40 gigawatt hours in the future.

“With the forthcoming battery plants coming online, we will be well positioned to compete and ultimately win in the North American electric vehicle market,” said Carlos Tavares, CEO of Stellantis. “Our strategy to work with highly recognized partners boosts the speed and agility needed to design and build safe, affordable and sustainable vehicles that match exactly what our customers demand. I am thankful to all the teams working on this critical investment in our collective future.”

“It is an honor for us to build a battery joint venture with Stellantis who is accelerating its electrification strategy in this green energy era,” said Young-hyun Jun, President and CEO of Samsung SDI. “With this battery joint venture, we will do our best to meet the high standards of our customers in the North American EV market leveraging Samsung SDI’s battery technology, high quality products and safety measures.”

Stellantis is now well advanced in the process of securing annual production capacity for electric vehicle batteries, paving the way to achieving 40% of its sales in the U.S. comprised of electrified vehicles by 2030.

The battery plants will fulfill the needs of Stellantis assembly plants throughout the US, Canada, and Mexico for installation in next-generation electric vehicles ranging from plug-in hybrids to full battery electric vehicles that will be sold under the Stellantis family of brands.

Stellantis plans to invest more than €30 billion through 2025 in electrification and software development, while targeting to continue to be 30 percent more efficient than the industry with respect to total Capex and R&D spend versus revenues.

The location of the new facility is currently under review and further details will be shared at a later date.

The transaction is subject to agreement on definitive documentation and customary closing conditions, including regulatory approvals.

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About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis leverages its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

About Samsung SDI

Samsung SDI is a manufacturer of rechargeable batteries for the IT industry, automobiles, and energy storage systems (ESS), as well as cutting-edge materials used to produce semiconductors and displays. Our executive managers and staff members focus efforts to develop the next generation’s growth drivers in order to secure Samsung SDI’s place as a creative leader in the energy and cutting-edge materials industry.

Pierre-Olivier Salmon Stellantis Communications pierreolivier.salmon@stellantis.com +33 676 86 45 48

Yangmo Ku Samsung SDI Communications yangmo.ku@samsung.com + 82 2 2255 2617

Forward-Looking Statements
This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: uncertainties as to whether the proposed transaction discussed in this document will be consummated or as to the timing thereof; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the risk that the businesses of the parties will be adversely impacted during the pendency of the proposed transaction; the ability of Stellantis to successfully integrate the Company’s operations; business disruption following the transaction; the effect of the announcement of the transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company does business; the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

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